UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40445

Centessa Pharmaceuticals plc

(Exact name of registrant as specified in its charter)

3rd Floor

1 Ashley Road

Altrincham

Cheshire WA14 2DT

United Kingdom

+1 (617) 468-5770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value £0.002 per share

American Depositary Shares, each representing one ordinary share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 5.

Pursuant to the requirements of the Securities Exchange Act of 1934, Centessa Pharmaceuticals plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 6, 2026

CENTESSA PHARMACEUTICALS PLC

By:	/s/ Kristina M. Wright
Name:	Kristina M. Wright
Title:	Director